Exhibit 12.1

American Airlines Group Inc.

Computation of Ratio of Earnings to Fixed Charges

(In millions)

	Three Months Ended March 31,
	2015	2014
Income before income taxes	$943	$493
Add: Total fixed charges (per below)	472	504
Less: Interest capitalized	16	13

Total earnings before income taxes	1,399	984

Fixed charges:
Interest (1)	226	256
Portion of rental expense representative of the interest factor	246	248

Total fixed charges	472	504

Ratio of earnings to fixed charges	3.0	2.0

(1)	The three months ended March 31, 2014 includes non-cash interest accretion related to Bankruptcy Settlement Obligations.